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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                           CONTINENTAL CIRCUITS CORP.
                            (NAME OF SUBJECT COMPANY)

                           CONTINENTAL CIRCUITS CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   211213 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                          JOSEPH G. ANDERSEN, SECRETARY
                           CONTINENTAL CIRCUITS CORP.
                              3502 EAST ROESER ROAD
                                PHOENIX, AZ 85040
                                 (602) 268-3461
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(S) FILING STATEMENT)

                                    COPY TO:

                                 P. ROBERT MOYA
                                 QUARLES & BRADY
                        ONE CAMELBACK BUILDING, SUITE 400
                             ONE EAST CAMELBACK ROAD
                           PHOENIX, ARIZONA 85012-1649
                                 (602) 230-5500



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         This Amendment No. 3 amends and supplements the Schedule 14D-9, as amended, filed by Continental Circuits Corp., a Delaware corporation (the "Company"), relating to the tender offer by Hadco Acquisition Corp. II, a Delaware corporation ("Purchaser"), which is a direct wholly owned subsidiary of Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding Shares at a price of $23.90 per Share, net to the seller in cash (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal. All capitalized terms contained herein and not otherwise defined shall have the meanings assigned to them in the Offer to Purchase.

Item 8.  Additional Information to be Furnished.

        Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following information:

        On March 20, 1998, Parent issued a press release announcing that approximately 7.2 million shares of the Company's common stock (including approximately 90,000 shares tendered pursuant to guaranteed delivery procedures) had been validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight, New York City time, on Thursday, March 19, 1998, all of which were accepted for payment. Parent also announced in such press release that the Merger of Purchaser into the Company had been consummated and as a result of the Merger, the Company is a wholly-owned subsidiary of Parent. A copy of Parent's March 20, 1998 press release is attached hereto as Exhibit 16 and is incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

        Exhibit 16 Text of press release issued by Hadco Corporation dated March 20, 1998.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CONTINENTAL CIRCUITS CORP.


Date: March 20, 1998                  By: /s/ Joseph G. Andersen
                                          ------------------------------
                                          Joseph G. Andersen
                                          Vice President - Finance, Chief
                                          Financial Officer, Secretary and
                                          Treasurer